June 24, 2025

Betsy Cohen
Chief Executive Officer
Cohen Circle Aqusition Corp. II
2929 Arch Street, Suite 1703
Philadelphia, PA 19104

       Re: Cohen Circle Aqusition Corp. II
           Amendment No. 1 to Registration Statement on Form S-1
           Filed June 10, 2025
           File No. 333-287538
Dear Betsy Cohen:

     We have reviewed your amended registration statement and have the following comment.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our June 7, 2025 letter.

Amendment No. 1 to Registration Statement on Form S-1
Founder shares, page 19

1. We note disclosure on page 23, and elsewhere in the filing, that "if the non-managing sponsor investors purchase a substantial number of our units, then the non-managing sponsor investors will potentially have different interests than other public
       shareholders in approving our initial business combination.   " Please
revise to clarify
       that regardless of the number of units they purchase, non-managing sponsor investors will have different interests than other public shareholders in that they will be incentivized to vote for a business combination due to their indirect interest in founder shares and their placement warrants.
       Please contact Eric McPhee at 202-551-3693 or Wilson Lee at 202-551-3468 if you
 June 24, 2025
Page 2

have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at 202-551-3585 or David Link at 202-551-3356 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Real Estate
& Construction
cc:   Mark E. Rosenstein, Esq.